Mail Stop 3561

January 25, 2007

Ngai Keung Luk
Chairman and Chief Executive Officer
Physical Spa & Fitness Inc.
No. 1 Matheson Street
40/F, Tower One, Times Square
Causeway Bay, Hong Kong

> **Re: Physical Spa & Fitness Inc.**
> **Amendment No. 2 to Schedule 14C Information**
> **Filed January 19, 2007**
> **File No. 000-26573**

Dear Mr. Luk:

We have reviewed your responses to the comments in our letter dated December 24, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Opinion of Financial Advisor, page 30

1. We note your response to our prior comment 7. Please revise the disclosure to detail to what extent the proxy companies were representative of Good Partner Limited, such as how they compared in regards to the number, size, and type of properties, as well as the particular property locations within Hong Kong. Please also highlight that while Good Partner Limited invests in residential properties, the companies used to comparative purposes invest in commercial, retail, and industrial properties.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:
:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact John Stickel at (202) 551-3324 with any questions. If you need further assistance, you may contact me at (202) 551-3755.

Regards,

Max A. Webb
Assistant Director

cc: Via Facsimile (704) 895-1528
     Harold Martin

Martin & Pritchett, P.A.
17115 Kenton Place, Suite 202A
Cornelius, NC 28031